Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: The Kroger Co. (KR)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The Kroger Co. (KR)
Vote Yes: Item #5– Report on Reducing Use of Plastic Packaging

Annual Meeting: June 23, 2022

CONTACT: Conrad MacKerron | mack@asyousow.org

Kelly McBee | kmcbee@asyousow.org

THE RESOLUTION

Shareholders request that the Kroger Board issue a report, at reasonable expense and excluding proprietary information, describing how the Company will reduce its plastics use in alignment with the 1/3 reduction findings of the Pew Charitable Trusts Report, Breaking the Plastic Wave, or other authoritative sources, to reduce its contribution to ocean plastics pollution.

SUMMARY

The growing plastic pollution crisis poses increasing risks to our company1 and imposes costs on the environment, climate, and human health that are in total at least ten times higher than the market price of plastics.2 The scientific community has warned that plastic pollution may be nearing a tipping point of global-scale impacts that cannot be reversed.3

At the heart of the plastic pollution problem are single-use plastics, which make up the largest component of the nearly 11 million metric tons of plastics that flow into the oceans annually. Plastic pollution fatally impacts more than 800 marine species, causing up to $2.5 trillion in damage annually to marine ecosystems.4 Toxins adhere to plastics consumed by marine species, which potentially transfer to human diets. Between 400,000 and 1 million people in developing countries die annually from diseases and illnesses caused by plastic pollution and uncollected waste dumped or burned near homes, according to international relief agency Tearfund.5 Corporations could face an annual financial risk of approximately $100 billion should governments require them to cover the waste management costs of the packaging they produce, a policy that is increasingly being enacted around the globe.6

_____________________________

1 https://scitechdaily.com/earths-safe-planetary-boundary-for-pollutants-including-plastics-exceeded

2 https://wwf.panda.org/wwf_news/?3507866/These-costs-for-plastic-produced-in-2040-will-rise-to-US71-trillion-unless-urgent-action-is-taken

3 https://scitechdaily.com/global-plastic-pollution-may-be-nearing-an-irreversible-tipping-point

4 https://www.sciencedirect.com/science/article/pii/S0025326X19302061

5 https://res.cloudinary.com/tearfund/image/fetch/https://learn.tearfund.org/-/media/learn/resources/reports/2019-tearfund-consortium-no-time-to-waste-en.pdf

6 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf

2022 Proxy Memo The Kroger Co.| Report on Reducing Use of Plastic Packaging

Pew Charitable Trusts released a groundbreaking study, Breaking the Plastic Wave, (the Pew Report) concluding that if all current industry and government commitments were met, ocean plastic pollution would be reduced by only 7%. Without immediate and sustained new commitments throughout the plastics value chain, annual flows of plastics into oceans could nearly triple by 2040.7

The Pew Report finds that improved recycling is insufficient to stem the plastic tide – it must be coupled with reductions in overall use, materials redesign, and substitution. It concludes that at least one-third of plastic use can be reduced, and that reduction is the most attractive solution from environmental, economic, and social perspectives. Already, the European Union has banned 10 single-use plastic products commonly found in ocean cleanups and enacted a $1/kg tax on non-recycled plastic packaging waste.

More than 250 companies have committed to take a variety of actions to reduce plastic pollution through the Ellen MacArthur Foundation New Plastics Economy Global Commitment (Global Commitment.) Some brand signatory companies appear to have reached “peak plastic” and set absolute virgin plastic reduction goals projected to result in a 19% reduction in total plastic use by 2025. The Kroger Co. (Kroger) is notably absent from this historic corporate coordination and has no absolute virgin plastic reduction goal.

Global Commitment signatory Unilever has taken the most significant corporate action to date, agreeing to cut virgin plastic packaging by 50% by 2025, including absolute elimination of 100,000 tons of plastic packaging. At least seventeen other publicly traded consumer goods companies have virgin plastic reduction goals, including Procter & Gamble, Colgate-Palmolive, Nestlé, and Target.8

Kroger has received a score of “D” in two consecutive reports by As You Sow on plastic packaging solutions, demonstrating the company lags its peers.

Our company could avoid regulatory, environmental, and competitive risks, and keep up with peers by undertaking additional actions to reduce plastic pollution from Our Brands products, including, for example, decoupling business growth from its consumption of virgin plastics.

RATIONALE FOR A YES VOTE

1.	Kroger has failed to address the concerns of nearly 50% of its investors by not providing shareholders with sufficient information on whether and how it will reduce Our Brands plastic pollution, exposing the company to financial, regulatory, and reputational risk.

_____________________________

7 https://www.unep.org/interactives/beat-plastic-pollution/

8 https://www.asyousow.org/report-page/plastic-pollution-scorecard-2021/

2

2022 Proxy Memo The Kroger Co.| Report on Reducing Use of Plastic Packaging

2.	Kroger has failed to align its packaging targets with key initiatives, such as the Ellen MacArthur Foundation New Plastics Economy Global Commitment and the Pew Report.
3.	Kroger lags peers in transitioning away from plastic packaging.

DISCUSSION

1.	Kroger has failed to address the concerns of nearly 50% of its investors by not providing shareholders with sufficient information on whether and how it will reduce Our Brands plastic pollution, exposing the company to financial, regulatory, and reputational risk.

Last year, nearly 50% of investors, representing shares worth $10.2 billion, supported a proposal filed by As You Sow asking Kroger to assess and disclose how much of its packaging escapes to the environment, disclose the Company’s strategies or goals to reduce use of plastic packaging, and evaluate opportunities for dramatically reducing the amount of plastic used in Our Brands packaging.9

Despite this strong vote, Kroger has not taken basic corporate accountability actions such as disclosing the amount of plastic it uses, nor made recent commitments to cut plastic use as competing retailers like Target and Walmart have done.

Consumers and governments across the globe are increasingly holding producers accountable for plastic pollution and its numerous effects on human and environmental health. In March 2022, global leaders from 193 United Nation Member States adopted a process for negotiating a global treaty to end plastic pollution that could mandate plastic production bans or reductions and is intended to be legally binding.10 Adoption of the agreement to negotiate a plastics treaty was supported by a vast array of businesses and investors united in recognizing plastic pollution as a severe threat to business’ social license to operate.11

More than 40 countries and jurisdictions around the world have enacted extended producer responsibility (EPR) laws for packaging whereby producers have financial responsibility for managing packaging at its end of life. Twelve national and regional global Plastics Pacts have formed in the last few years to uphold and accelerate corporate responsibility and support the development of a circular economy for plastics. Corporations face an annual financial risk of approximately $100 billion if additional global governments adopt this policy as expected.12

2.	Kroger has failed to align its packaging targets with key standards such as the Ellen MacArthur Foundation New Plastics Economy Global Commitment and the Pew Report.

_____________________________

9 https://www.asyousow.org/press-releases/2021/6/29/kroger-shareholders-support-proposal-cuts-single-use-plastic

10 https://www.theatlantic.com/science/archive/2022/03/plastic-pollution-treaty-un-environmental-assembly/627066/

11 https://www.plasticpollutiontreaty.org/

12 https://www.asyousow.org/report-page/plastic-pollution-scorecard-2021/

3

2022 Proxy Memo The Kroger Co.| Report on Reducing Use of Plastic Packaging

Kroger is notably absent from participating in the largest pre-competitive corporate movement to address plastic pollution – the Ellen MacArthur Foundation New Plastics Economy Global Commitment (Global Commitment.) Hundreds of participating companies have adopted goals in a variety of specially-targeted categories to drastically stem plastic flows to the ocean by 2025, including significant efforts to transition to package-free and refillable formats and reductions in overall single-use plastic packaging. Kroger has not adopted recent goals in either of these categories.

The watershed Pew Report states that all corporate commitments to date are insufficient to tackle ocean plastic pollution and that all corporations must reduce their virgin plastic use by 1/3. Kroger previously set and achieved a weight-based plastic reduction goal. However, the goal was not calculated as a percentage of overall plastic use, thereby masking the company’s possibly greater use of plastic today than when the goal was set. Kroger must embrace “peak plastic” as other companies have done – wherein a company’s growth and a company’s use of plastic are decoupled – and commit to permanently reducing the amount of plastic packaging used by the Company.

3.	Kroger lags peers in transitioning away from plastic packaging.

Kroger was one of the lowest scoring companies in As You Sow’s 2021 Corporate Plastic Pollution Scorecard (Plastic Scorecard), receiving a “D” grade. The Plastic Scorecard rated 50 of the largest fast-moving consumer goods companies across 44 metrics evaluating action to prevent plastic packaging pollution. Kroger earned particularly low scores by failing to set either an overall plastic reduction goal or a reusable packaging goal, the former of which Walmart has done.

Walmart recently announced that in the next three years the company will reduce its total virgin plastic use by 15%. Partly in accordance with this goal, Walmart was ranked as the top scoring retailer – and one of the top five companies – in As You Sow’s Plastic Scorecard. Kroger is severely behind its peers in taking necessary plastic pollution prevention measures such as setting a commitment to comprehensively reduce its overall plastic packaging use.

RESPONSE TO KROGER BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In the company’s opposition statement, Kroger cites antiquated plastic packaging reduction measures as sufficient corporate action, including one-time packaging material substitutions and improvements, and drop-off recycling.

Specifically, the company states that it plans to report its plastic packaging baseline in 2023. While this is an improvement in transparency it is one that most of the company’s peers have been doing for years, and one that – unless coupled with a commitment to reimagine, redesign, re-evaluate, or reduce plastic packaging – will have zero impact on reducing the reputational, regulatory, and financial risks associated with the company’s use of plastic. The company must commit not just to publishing this data, but commit to leveraging this data for new action by the Company to reduce plastic packaging pollution. The Company states that it is working on undefined sustainable packaging goals for 2030, while competitors have already committed to plastic reduction goals to be delivered by 2025 – five years earlier than Kroger’s unstated policies.

4

2022 Proxy Memo The Kroger Co.| Report on Reducing Use of Plastic Packaging

The Company notes that more of its products are labeled with recycling instructions, yet the majority of Americans lack equitable access to curbside recycling. With national recycling rates at abysmal lows, most Kroger products are as likely to end up as plastic pollution as without recycling instructions. Further, the Company cites in-store recycling drop-off for hard-to-recycle items such as bread bags as a laudable stop-gap, but these collection amounts are nominal and the ultimate destination of these materials is often untracked and unreported.

As seen in commitments by peers and as shown by the Plastic Scorecard, Kroger's actions to prevent plastic pollution are severely underperforming. Most critically, the company has no goal for overall plastic reduction, nor a goal to rapidly accelerate package-free and reusable packaging alternatives as outlined in the Global Commitment and the Pew Report.

CONCLUSION

Vote “Yes” on this Shareholder Proposal to publish a report on opportunities to reduce plastic packaging and mitigate plastic packaging pollution. Kroger has failed to address the concerns of nearly 50% of its shareholders who voted for greater reporting and action from our Company last year. By failing to meaningfully evaluate the effectiveness of its own practices, and the range of opportunities available to feasibly mitigate its contributions to ocean plastic pollution, Kroger has fallen behind peers like Walmart and is increasingly being identified by consumers and shareholders as a significant contributor to plastic pollution. Accordingly, our Company is vulnerable to reputational damage and the increasing costs of regulation designed to protect oceans and people harmed by plastic pollution. We urge a “Yes” vote on this resolution.

--

For questions, please contact:

Conrad MacKerron, As You Sow, mack@asyousow.org
Kelly McBee, As You Sow, kmcbee@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

5